CENTURY PROPERTIES FUND XVI
c/o Fox Capital Management Corporation
55 Beattie Place, P.O. Box 1089
Greenville, South Carolina 29602
June 12, 2007
Dear Limited Partner:
          As you may be aware by now, MPF-NY 2007, LLC, MacKenzie Patterson Special Fund 5, LLC, MPF Flagship Fund 12, LLC, MP Value Fund 5, LLC and MPF DeWaay Premier Fund 4, LLC (collectively, the “MPF Group”), initiated an unsolicited tender offer to buy up to 25,988.4 units of limited partnership interest (“Units”) in Century Properties Fund XVI (the “Partnership”) on May 31, 2007.
          The Partnership, through its managing general partner, Fox Capital Management Corporation, is required by the rules of the Securities and Exchange Commission to make a recommendation whether you should accept or reject this offer or to state that the Partnership is remaining neutral with respect to this offer. The managing general partner does not express any opinion, and is remaining neutral, with respect to the MPF Group’s offer because the managing general partner does not have a reliable indicator of the fair value of the Units. The managing general partner is of the opinion that secondary market sales information is not a reliable measure of value in this instance because of the limited number of reported trades. Therefore, the managing general partner is remaining neutral and does not express any opinion with respect to the MPF Group’s offer.
          However, we call your attention to the following considerations:
•	The $25.00 offer price will be reduced by the amount of any distributions declared or made between May 31, 2007 and July 6, 2007, the expiration date of the MPF Group’s offer, which may be further extended.

•	The MPF Group’s offer to purchase estimates the liquidation value of the Partnership to be $37.00 per Unit. However, the MPF Group is only offering $25.00 per Unit.

•	The MPF Group intends to make a profit from the purchase of Units at $25.00.

•	The MPF Group’s offer is limited to 25,988.4 Units. If more than 25,988.4 Units are tendered in the MPF Group’s offer, the MPF Group will accept the Units on a pro rata basis. Therefore, unless the investor selects the “All or None” option, an investor who tenders all of its Units might not fully dispose of its investment in the Partnership.

•	Our records indicate that Mackenzie Patterson Special Fund 5, LLC, a member of the MPF Group currently owns 20 Units in the Partnership representing 0.02% of the outstanding Units. However, the MPF Group may be affiliated with other limited partners of the Partnership whose Units are included in their statement of ownership. The MPF Group’s offer to purchase 25,988.4 Units constitutes 20% of the outstanding Units. Any increase in the MPF Group’s ownership of Units as a result of the MPF Group’s offer may affect the outcome of Partnership decisions, in that the increase will concentrate ownership of Units. Affected decisions may include any decision in which limited partners unaffiliated with the managing general partner are given an opportunity to consent or object. In addition, the MPF Group could eventually acquire voting control of the Partnership if they acquire more Units than they are offering to purchase in the current offer.

•	AIMCO Properties, L.P. (“Aimco Properties”) and its affiliates, which collectively hold 84,899.69 Units or approximately 65.34% of the outstanding Units, do not intend to tender any of their Units in the MPF Group’s offer.

•	The MPF Group’s offer states that you will have the right to withdraw Units tendered in the offer at any time until the offer has expired.

•	The managing general partner is currently considering the sale of the Partnership’s property, Woods of Inverness Apartments, a 272-unit apartment complex located in Houston, Texas (the “Property”). However, the Property is not currently listed or marketed for sale and no assurances can be given regarding the timing or amount of a sale, if any.

•	In connection with refinancing of the mortgage indebtedness encumbering the Property in 2005, the lender to the Partnership obtained an appraisal of the Property, a copy of which has been obtained by the Partnership. In an appraisal report dated September 19, 2005, an independent appraiser concluded that the market value of the Property was $7,470,000 as of September 15, 2005.

•	The mortgage encumbering the Property matures on September 16, 2007, with an option for the Partnership to elect one five-year extension. The managing general partner anticipates refinancing the mortgage but no assurances can be given that the lender will refinance the mortgage or that a new mortgage will be provided and at what terms the mortgage can be refinanced or replaced.

•	In October 2006, there was a fire at the Property, causing damage to eight units. The Partnership suffered damages of approximately $519,000 and received the Partnership received insurance proceeds of approximately $423,000 through March 31, 2007. The Partnership has recognized a total casualty gain of approximately $378,000, of which approximately $187,000 was recognized during the three months ended March 31, 2007.

•	Since 2004, the Partnership declared or made the following distributions to the limited partners:

Year	Distribution Amount Per LP Unit	Type of Distribution
2004	$34.86	Proceeds from property sale
•	Since January 1, 2004, Aimco Properties has purchased in private transactions 280 Units at a price of $55.92 per Unit in 2004 and 50 Units at a Price of $11.20 per Units in 2006.

•	Set forth below is secondary sales information as reported by Direct Investments Spectrum (formerly known as The Partnership Spectrum) and the American Partnership Board, which are the only two independent sources from which we currently have information regarding secondary market sales. The gross sales prices reported by these services do not necessarily reflect the net sales proceeds received by sellers of Units, which typically are reduced by commissions and other secondary market transaction costs to amounts less than the reported price. We do not know whether the information compiled by these services is accurate or complete. Other sources, such as The Stanger Report, may contain prices for Units that equal or exceed the sales prices reported by Direct Investments Spectrum and the American Partnership Board.
o	Set forth below are the high and low sales prices of Units during the years ended December 31, 2007, 2006, 2005 and 2004, as reported by Direct Investments Spectrum.

	HIGH	LOW
Year Ended December 31, 2004:	$25.00	$25.00
Year Ended December 31, 2005:	$30.00	$30.00
Year Ended December 31, 2006:	$30.00	$24.65
Year Ended December 31, 2007 (through March 31)	$29.91	$20.00
o	Set forth below are the high and low sales prices of Units during the year ended December 31, 2007 (through April 30), as reported by the American Partnership Board (there were no sales reported by the American Partnership Board during the years ended December 31, 2006, 2005 and 2004).

	HIGH	LOW
Year Ended December 31, 2007 (through April 30, 2007):	$24.51	$24.51
•	The MPF Group does not indicate what its specific plans or proposals are regarding future tender offers, however it states that it may make additional tenders for Units or direct purchases of Units at higher prices.

          Each limited partner should make its own decision as to whether or not it should tender or refrain from tendering its Units in an offer in light of its unique circumstances, including (i) its investment objectives, (ii) its financial circumstances including the tolerance for risk and need for liquidity, (iii) its views as to the Partnership’s prospects and outlook, (iv) its own analysis and review of all publicly available information about the Partnership, (v) other financial opportunities available to it, (vi) its own tax position and tax consequences, and (vii) other factors that the limited partner may deem relevant to its decision. Under any circumstances, limited partners should be aware that a sale of their Units in the Partnership will have tax consequences that could be adverse.
          Please consult with your tax advisor about the impact of a sale on your own particular situation and the effect of any negative capital accounts.
          If you would like to discuss this matter in greater detail, please contact our Investor Relations Department at ISTC Corporation at (864) 239-1029 or at PO Box 2347, Greenville, SC 29602.

Sincerely,

Fox Capital Management Corporation, Managing General Partner

3